DEJOUR ENTERPRISES LTD.

Interim Financial Statements

Quarter Ended September 30, 2006

Dejour Enterprises Ltd.

Consolidated Interim Balance Sheet as at September 30, 2006 and December 31, 2005

(Unaudited – Prepared by Management)

	2006	2005
ASSETS

Current Assets
Cash	$17,016,843	$12,387,314
Accounts receivables and other	202,852	92,242

	17,219,695	12,479,556

Fixed Assets (Note 2)	105,283	111,643
Resource Properties (Note 3)	31,538,173	3,425,154

	$48,863,151	$16,016,353

LIABILITIES

Current Liabilities
Accounts payable and accrued expenses	$753,643	$312,222
Promissory note (Note 3)	5,588,500	-

	6,342,143	312,222

Long Term Liabilities
Convertible Debentures (Note 4)	1,247,592	-

	1,247,592	-

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share Capital (Note 5)	47,780,403	18,190,174
Contributed Surplus (Note 6)	1,297,055	279,085
Deficit	(7,804,042)	(2,765,128)

	41,273,416	15,704,131

	$48,863,151	$16,016,353

Approved on Behalf of the Board:

“Robert L Hodgkinson”

“Douglas W. Cannaday”

Robert L. Hodgkinson - Director

Douglas W. Cannaday - Director

Dejour Enterprises Ltd.

Consolidated Interim Statements of Loss and Deficit

For the Three Month Periods Ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

	Three months ended Sept 30	Three months ended Sept 30	Nine months ended Sept 30	Nine months ended Sept 30

	2006	2005	2006	2005
Revenue

Interest and other income	$192,043	$22,784	489,497	61,969

Expenses
Exploration expenses	50,570	32,735	140,403	82,356
Interest expense	46,790	-	46,790	1,490
Investor relations	170,237	90,960	883,554	214,356
Foreign exchange gain (loss)	(43,589)	-	79,516	-
Office and general	90,614	98,423	271,424	211,002
Professional and consulting fees	215,536	129,507	508,840	354,309
Regulatory and filing fees	13,990	60,599	51,747	94,052
Stock based compensation (Note 6)	360,087	82,035	883,285	150,664
Taxes and others	-	-	9,235	-
Travel and accommodation	20,724	37,955	103,055	62,199
Write-down of resource property (Note 3)	220,832	-	2,550,562	-

	1,145,791	532,214	5,528,411	1,170,428

Net Loss for the Period	(953,748)	(509,430)	(5,038,914)	(1,108,459)

Deficit, Beginning of the Period	(6,850,294)	(1,752,238)	(2,765,128)	(1,153,209)

Deficit, End of the Period	$(7,804,042)	$(2,261,668)	(7,804,042)	(2,261,668)

Basic and Diluted Loss per share (Note 3)	$(0.02)	$(0.02)	(0.11)	(0.05)

Dejour Enterprises Ltd.

Consolidated Interim Statements of Cash Flows

For the Three Month Periods Ended September 30, 2006 and 2005

(Unaudited - Prepared by Management)

	Three months ended Sept 30	Three months ended Sept 30	Nine months ended Sept 30	Nine months ended Sept 30
	2006	2005	2006	2005

Operating Activities

Net loss for the period	$(953,748)	$(509,430)	$(5,038,914)	$(1,108,459)
Changes in non-cash working capital	581,713	(104,911)	330,811	(159,483)
Non-cash items:
Write-down of resource property (Note 3)	220,832	-	2,550,562	-
Non-cash stock based compensation expenses	360,087	82,035	883,285	150,664
Depreciation	10,939	-	25,552	-

	219,823	(532,306)	(1,248,704)	(1,117,278)

Investing Activities

Purchase of fixed assets	(4,103)	(10,692)	(19,192)	(125,416)
Acquisition of Retamco Project	(25,152,510)	-	(25,152,510)	-
Expenditure in resource properties	(1,756,104)	(1,261,091)	(5,511,070)	(2,243,474)

	(26,912,717)	(1,271,783)	(30,682,772)	(2,368,890)

Financing Activities

Convertible debentures	1,247,592	-	1,247,592	-
Issuance of promissory note	5,588,500	-	5,588,500	-
Shares issued for the Retamco Project	12,088,991	-	12,088,991	-
Exercise of stock options	36,821	-	293,822	2,740
Proceeds (Expenses) from share issuance	2,094,148	2,170,322	17,342,100	7,865,319

	21,056,052	2,170,322	36,561,005	7,868,059

Increase (Decrease) in Cash	(5,636,842)	366,233	4,629,529	4,381.891

Cash, Beginning of the Period	22,653,685	5,608,496	12,387,314	1,592,838

Cash, End of the Period	$17,016,843	$5,974,729	$17,016,843	$5,974,729

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

1.

Nature of Operations and Significant Accounting Policies

During 2004, the Company was reactivated to Tier 2 Issuer status on the TSX Venture Exchange (“TSX-V”) and is currently exploring and developing early stage energy projects with a focus on oil and gas and uranium.

The Company is in the business of resource property exploration and development.  The recoverability of amounts recorded for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent ultimately upon attaining profitable operations from its resource property activities.  To date, the Company has not generated any revenues from these resource properties and will invest substantial funds in carrying out its planned exploration activities.  As a result, more losses are anticipated prior to the generation of any revenues.

2.

Fixed Asset

	Sept 30, 06	Dec 31, 05

Office furniture and equipment	$ 96,066	$ 84,806
Computer equipment	49,482	41,550

	145,548	126,356
Less: accumulated amortization	(40,265)	(14,713)

	$ 105,283	$111,643

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

3.

Resource Properties

Uranium Properties

The Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties.  Amounts capitalized, by project, include staking costs, recording fees and exploration expenses shown as below:

	Balance Dec 31, 2005	Exploration & Development	Balance Sept 30, 2006

Bozo	$ 3,298	$ 4,380	$ 7,678
Fleming	263,605	101,276	364,881
Gartner Lake	208,141	21,262	229,403
Hoppy North	22,080	15,431	37,511
Hoppy South	15,374	11,023	26,397
Maybelle River	178,372	16,539	194,911
Meanwell Lake	153,683	499,822	653,505
R-Seven	351,883	1,628,695	1,980,578
Sand Hill Lake	505,568	908,956	1,414,524
Sheila	9,948	6,671	16,619
Thornburn Lake	31,547	13,041	44,588
Umpherville Lake	13,447	7,281	20,728
Umpherville West	5,038	5,521	10,559
Virgin Trend North	342,978	944,596	1,287,574
Virgin Trend South	92,177	4,027	96,204

Total Uranium Properties	$2,197,139	$4,188,521	$6,385,660

Oil & Gas Properties

	Dec 31, 2005	Additions	Write-down	Sept 30, 2006

Retamco Project – Piceance/Uinta Basin	$ -	$25,152,512	$ -	$25,152,512
Lavaca Prospect	163,622	57,210	(220,832)	-
Tinsley Prospect	1,064,391	984,324	(2,048,715)	-
Golden Prairie Prospect	1	-	-	1
Turtle Bayou, Louisiana	1	-	-	1
	$1,228,015	$26,194,046	$(2,269,547)	$25,152,514

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

3.

Resources properties (con’t)

In 2006, the Company was advised by the operator of the Tinsley and Lavaca Prospect that the well is not economic.  As a result, the Company will be recording an impairment provision of $2,269,547.  The Company currently holds interests in three oil and gas properties.  The Company recorded two of these properties at $2, as it has not yet determined if these two properties contain an economical resource.

Retamco Oil & Gas Project

In May 2006, the Company entered into a conditional Letter of Intent with Retamco Operating Co., a private Texas corporation, to acquire an interest in oil & gas leases located in the Piceance and Uinta Basins respectively in the States of Colorado and Utah.  These basins represent areas containing some of the hottest oil & gas opportunities today in the continental USA.

In July 2006, the Company successfully concluded the purchase of its interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of $25,152,570 in cash, stock, note and debentures.

The project consists of two project types. The “Natural Gas Resource” project is a well defined stratigraphic gas resource, covering 188,422 net acres containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The second project is a massive deep “Overthrust Oil” project covering 65,646 net acres in the northern Piceance/Uinta Basins with a high reward potential and commensurate risk. According to Retamco, the project has prospective resource estimates of 2 billion barrels of oil, and is directly analogous to the Rangeley field located immediately adjacent, having produced over 1 billion barrels to date.

Dejour owns a 25% net working interest in the Natural Gas Resource project and a 12.5% net working interest in the Overthrust Oil project.  Leasehold acreage NRI is 80%.  Dejour will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

The cost to Dejour includes USD$5 million cash, 5,500,000 common shares valued at USD$10,726,700, a USD$5,000,000 zero coupon note maturing December 31, 2006 and the issuance of a USD$1,397,846 two-year 8% convertible debenture.

The current working interest partners are:

‘Natural Gas Resource’       ‘Overthrust Oil’

Dejour Energy (USA) Corp.

25%

12.5%

Brownstone Ventures (US) Inc.

10%

10%

Retamco Operating, Inc.

65%

77.5%

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

4.

Convertible Debentures

These debentures mature on July 15, 2008, bearing an 8% coupon, payable quarterly and are convertible at US$1.35 per unit.  Each unit consists of one common share and one warrant, exercisable at US$1.50 per share, expiring on July 15, 2008.

5.

Share Capital

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2004	15,795,962	$ 2,726,819

Common shares issued during 2005:
- for cash by private placements	21,030,214	$14,696,916
- for services	11,500	9,200
- for cash on exercise of agent’s options	217,783	152,448
- for cash on exercise of warrants	1,806,365	883,160
- for cash on exercise of stock options	154,965	52,286
- contributed surplus reallocated on exercise of stock options	-	35,480
- renounced flow through share expenditures	-	(366,135)

Balance at December 31, 2005	39,016,789	$18,190,174

Common shares issued in 2006
- for acquisition of Retamco Project – Piceance/Uinta Basin	5,500,000	$12,088,991
- for cash by private placements	8,071,333	11,315,654
- for cash on exercise of warrants and agents options	6,047,397	5,706,979
- for cash on exercise of stock options	558,588	293,823
- contributed surplus reallocated on exercise of stock options	-	184,782

Balance at September 30, 2006	59,194,107	$47,780,403

 Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

5.

Share Capital (con’t)

During 2006, the Company completed the following:

In March 2006, the Company completed a private placement and issued 5,300,000 flow-through shares (“FTS”) at $1.50 per share.  Gross proceeds raised of $7,950,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”).  The Company paid finders’ fees of $477,000 and issued 424,000 warrants, exercisable at $1.65 per share before September 2, 2007.

In March 2006, the Company completed a private placement and issued 683,333 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceeds raised were $1,025,000.  The Company paid finders’ fees of $45,000 and issued 41,000 warrants, exercisable at $1.65 per share before December 31, 2007.

In April 2006, the Company completed a private placement and issued 2,088,000 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceed raised was $3,132,000.  The Company paid finders’ fees of $138,150 and issued 92,100 warrants, exercisable at $1.65 per share before December 31, 2007.

In July 2006, the Company issued 5,500,000 shares for the acquisition of Retamco Project.  See Note 3.

During 2005, the Company completed the following:

In January 2005, the Company completed two private placements and issued a total of 1,650,000 common shares at $0.50 per share for gross proceeds of $825,000.  In connection with these private placements the Company paid finders’ fees of $37,125, paid other costs of $5,372 and issued 250,000 warrants to finders with each warrant being exercisable into a common share at a price of $0.65 per share to September 30, 2005.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

In March 2005, the Company completed a private placement and issued a total of 8,076,923 units at $0.65 per unit for gross proceeds of $5,250,000.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007.

In connection with these private placements the Company paid finders’ fees of $262,786, paid other costs of $61,036, issued 185,791 additional units as finders’ fees and issued 717,692 agent’s options.  The agents’ options are exercisable into units at a price of $0.70 per unit with each unit consisting on one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.85 per share to March 17, 2007.  The grant date fair values of the finders’ fee units, agent’s options and the warrants have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

5.

Share Capital (con’t)

In September 2005, the Company completed a private placement and issued a total of 4,500,000 units at US$0.55 per unit for gross proceeds of CDN$2,914,808.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007.  In connection with this private placement the Company paid finders’ fees of $109,058, paid other costs of $19,582 and issued 306,736 warrants to finders with each warrant being exercisable into a common share at a price of $0.80 per share to March 17, 2007.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

In December 2005, the Company completed a private placement and issued a total of 4,317,500 units at $0.95 per unit and 2,300,000 flow-through common shares at $1.05 per share for total gross proceeds of $6,516,625.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $1.10 per share to December 14, 2007.

In connection with this private placement the Company paid finders’ fees of $275,144, paid other costs of $39,414 and issued 503,701 warrants to finders with each warrant being exercisable into a common share at a price of $1.10 per share to December 14, 2007.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.  Proceeds from the flow-through common shares totalling $2,415,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”) of which none had been spent to December 31, 2005.

Accordingly, as at December 31, 2005, approximately $2,415,000 of cash was not available for general administrative purposes.  In accordance with the accounting recommendations relating to accounting for flow-through shares, upon renouncing the expenditures, the Company will reduce the flow-through share proceeds and recognize a future tax liability by an amount approximating the tax effect of the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates.

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

6.

Stock Options and Contributed Surplus

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2004	950,000	$ 0.275	4.83 years
Options granted	2,606,192	0.603
Options exercised	(154,965)	0.337
Options cancelled and expired	(90,035)	0.415

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years
Options granted	1,800,000	1.939
Options exercised	(558,588)	0.531
Options cancelled and expired	-	-

Balance, September 30, 2006	4,552,604	$ 1.080	2.14 years

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, December 31, 2004	$ 6,131
Stock compensation on vesting of options	308,434
Allocated to share capital on exercise of options	(35,480)

Balance, December 31, 2005	$ 279,085
Stock compensation on vesting of options	883,285
Value of conversion feature on convertible debenture	319,467
Allocated to share capital on exercise of options	(184,782)

Balance, September 30, 2006	$ 1,297,055

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

7.

Warrants and Agents’ Options

Details of warrants outstanding as at Sept 30, 2006 are as follows:

Number	Price	Remaining Contractual Life

4,147,884	$ 0.80	0.46 years
12,500	0.85	0.46 years
1,922,020	1.65	1.25 years

6,082,404	$ 1.07	0.71 years

8.

Related Party Transactions

During the quarter ended September 30, 2006, the Company entered into the following transactions with related parties:

a)

The Company incurred a total of $20,930 in fees and $7,128 in expenses to the CEO and a private company controlled by the CEO.

b)

The Company incurred a total of $81,500 in fees and $401 in expenses to the President and a private company controlled by the President of the Company.

c)

The Company incurred $25,500 in fees and $6,541 in expenses to the CFO and a private company controlled by the CFO.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

9.

Subsequent Events

The Company and Titan Uranium Incorporated (“Titan”) entered into a binding agreement whereby Titan will acquire the entirety of Dejour’s 100% interest in all the uranium assets owned by Dejour, consisting of 68 claims and 4 permits totalling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data, in return for 17.5 million shares of Titan and 3 million warrants, exercisable at $2.00 per share.

In addition to becoming a major shareholder in Titan, Dejour will retain a 1% NSR and 10% working interest in each property it is contributing to Titan to the point of a completed bankable feasibility study.